SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SECOND QUARTER OF 2016 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – August 11, 2016

Main financial highlights 2Q-2016 x 1Q-2016

•  Net income attributable to the shareholders of Petrobras of R$ 370 million, compared to net loss of R$ 1.246 million in the 1Q-2016, as a result of:

•   A decrease of 30% in net finance expenses;

•   An increase of 7% in crude oil and natural gas total production;

•   Higher revenues with an increase of 14% in crude oil and oil products exports and lower costs related to natural gas imports;

•   Expenses related to the new Voluntary Separation Incentive Plan (PIDV); and

•   Impairment losses related to Comperj assets.

•  The higher cash provided by operating activities and the decrease of capital expenditures and investments resulted in a positive free cash flow* for the fifth consecutive quarter of R$ 10,790 million in the 2Q-2016, 3.5 times higher when compared to R$ 2,381 million in the 1Q-2016.

•  Adjusted EBITDA* of R$ 20,317 million in the 2Q-2016, 4% lower compared to the 1Q-2016.

•  Gross indebtedness decreased 19%, from R$ 493,023 million in December 31, 2015 to R$ 397,760 million, a reduction of R$ 95,263 million. Net debt* decreased 15%, from R$ 392,136 million to R$ 332,390 million.

•  The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA*  decreased from 5.31 as of December 31, 2015 to 4.49 as of June 30, 2016 and the leverage decreased from 60% to 55%.

•  The issuing of global notes totaling US$ 6.75 billion and the tender offer of US$ 6.3 billion generated the increase of average maturity of outstanding debt from 7.14 years as of December 31, 2015 to 7.30 years as of June 30, 2016.

Main operating highlights 2Q-2016 x 1Q-2016

•  Total crude oil and natural gas production was 2,804 thousand barrels of oil equivalent per day (boed), an increase of 7% compared to the 1Q-2016.

•  Domestic oil products output decreased 2% to 1,919 thousand barrels per day (bpd) and the domestic sales increased 3% to 2,109 thousand bpd.

•  Crude oil and oil products exports increased 14% to 515 thousand bpd and average Brent price increased 34% to US$/bbl 45.57.

•  Reduction of 55% in LNG imports due to higher domestic gas supply and lower thermoelectric demand.

* See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Debt and LTM Adjusted EBITDA.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Main Items and Consolidated Economic Indicators

*

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	141,657	154,296	(8)	71,320	70,337	1	79,943
Gross profit	43,829	47,972	(9)	22,821	21,008	9	25,562
Operating income (loss)	15,332	22,459	(32)	7,184	8,148	(12)	9,460
Net finance income (expense)	(14,754)	(11,669)	(26)	(6,061)	(8,693)	30	(6,048)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(876)	5,861	(115)	370	(1,246)	130	531
Basic and diluted earnings (losses) per share	(0.07)	0.45	(115)	0.03	(0.10)	130	0.04
Market capitalization (Parent Company)	138,434	175,620	(21)	138,434	125,890	10	175,620
Adjusted EBITDA*	41,408	41,289	−	20,317	21,091	(4)	19,771

Gross margin (%)	31	31	−	32	30	2	32
Operating margin (%)	11	15	(4)	10	12	(2)	12
Net margin (%)	(1)	4	(5)	1	(2)	3	1

Total capital expenditures and investments	29,028	36,174	(20)	13,435	15,593	(14)	18,331
Exploration & Production	25,705	29,898	(14)	11,935	13,770	(13)	15,052
Refining, Transportation and Marketing	1,777	4,030	(56)	825	952	(13)	2,104
Gas & Power	651	1,435	(55)	359	292	23	780
Distribution	220	376	(42)	121	99	23	188
Biofuel	325	39	735	54	271	(80)	34
Corporate	350	396	(12)	141	209	(32)	173
Average commercial selling rate for U.S. dollar	3.70	2.97	25	3.51	3.90	(10)	3.07
Period-end commercial selling rate for U.S. dollar	3.21	3.10	3	3.21	3.56	(10)	3.10
Variation of the period-end commercial selling rate for U.S. dollar (%)	(17.8)	16.8	(35)	(9.8)	(8.9)	(1)	(3.3)
Selic interest rate - average (%)	14.15	12.67	1	14.15	14.15	−	13.14

Domestic basic oil products price (R$/bbl)	230.30	222.68	3	228.95	231.68	(1)	224.09
Brent crude (R$/bbl)	145.90	172.11	(15)	159.79	132.00	21	190.09
Brent crude (US$/bbl)	39.73	57.95	(31)	45.57	33.89	34	61.92

Domestic Sales Price
Crude oil (U.S. dollars/bbl)	34.54	47.78	(28)	39.86	28.88	38	52.14
Natural gas (U.S. dollars/bbl)	30.07	40.05	(25)	29.90	30.22	(1)	39.29

International Sales price
Crude oil (U.S. dollars/bbl)	44.37	59.51	(25)	47.24	41.59	14	60.52
Natural gas (U.S. dollars/bbl)	22.45	22.53	−	21.74	23.27	(7)	22.66

Total sales volume (Mbbl/d)
Diesel	804	915	(12)	811	798	2	923
Gasoline	553	555	−	541	564	(4)	537
Fuel oil	72	111	(35)	64	80	(20)	103
Naphtha	142	146	(3)	172	111	55	168
LPG	227	229	(1)	236	218	8	236
Jet fuel	102	110	(7)	97	107	(9)	107
Others	183	173	6	188	178	6	176
Total oil products	2,083	2,239	(7)	2,109	2,056	3	2,250
Ethanol, nitrogen fertilizers, renewables and other products	111	117	(5)	111	111	−	119
Natural gas	338	448	(25)	316	360	(12)	448
Total domestic market	2,532	2,804	(10)	2,536	2,527	−	2,817
Crude oil, oil products and others exports	494	497	(1)	532	455	17	594
International sales	473	505	(6)	488	457	7	493
Total international market	967	1,002	(3)	1,020	912	12	1,087
Total	3,499	3,806	(8)	3,556	3,439	3	3,904

* See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

2Q-2016 x 1Q-2016 Results*:

Gross Profit

Gross profit increased by 9% when compared to the 1Q-2016, reaching R$ 22,821 million, due to higher sales revenues, mainly as a result of crude oil and oil products export volumes. This increase was partially offset by lower gasoline sales in Brazilian market and decreased power generation.

Lower import costs of crude oil and natural gas were registered in the 2Q-2016 due to higher domestic production and lower thermoelectric generation, partially offset by higher expenses with production taxes and oil products imports.

Operating Income

Operating income reached R$ 7,184 million in the 2Q-2016, compared to a R$ 8,148 million operating income in the 1Q-2016, mainly due to expenses with the new Voluntary Separation Incentive Plan (PIDV), to impairment of Comperj assets (due to the project reassessment) and to the return of exploratory blocks. In addition, there were higher general and administrative expenses, as a result of increased consulting expenses.

Net Finance Expense

Net finance expense was R$ 6,061 million in the 2Q-2016, a 30% decrease compared to the 1Q-2016, mainly due to the appreciation of the U.S. dollar against the Euro.

Net Income (Loss) attributable to the shareholders of Petrobras

The net income in the 2Q-2016 was R$ 370 million, reverting the loss occurred in 1Q-1016, mainly due to higher gross profit and lower net finance expenses.

Adjusted EBITDA and Free Cash Flow**

The Adjusted EBITDA was 4% lower compared to the 1Q-2016, totaling R$ 20,317 million. The Adjusted EBITDA Margin was 28% in the 2Q-2016. The increased net cash provided by operating activities and the lower capital expenditures and investments resulted, for the fifth consecutive quarter, in higher positive free cash flow* of R$ 10,790 million, 3.5 times higher when compared to the 1Q-2016. This result represents an important effort to deleverage the Company.

* Additional information about operating results of 2Q-2016 x 1Q-2016, see item 5.

** See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

1H-2016 x 1H-2015 Results*:

Gross Profit

Gross profit decreased by 9% when compared to 1H-2015, reaching R$ 43,829 million due to lower sales revenues, as a result of an 7% reduction of domestic sales for oil products, partially offset by higher diesel and gasoline margins. The decrease in sales revenues was also a result of a decrease of crude oil and oil products export prices, lower power generation, decreased electricity prices, and lower domestic natural gas sales volume.

The Company experienced lower import costs and decreased production taxes in Brazil due to lower crude oil prices and decreased sales. However, higher depreciation expenses occurred as a result of a decrease in reserves estimates (mainly due to lower crude oil prices), which were partially offset by a lower carrying amount of assets that were impacted by impairment losses in 2015.

Operating Income

Operating income was R$ 15,332 million in 1H-2016, a 32% decrease when compared to the 1H-2015, resulting from decreased gross profit, higher idleness expenses related to drilling rigs, higher expenses with legal proceedings, expenses associated with the new Voluntary Separation Incentive Plan and with the return of exploratory blocks. In addition, the 1H-2015 was impacted by the reversal of losses related to trade receivables from companies in the electricity sector. These effects were partially offset by lower tax expenses.

Net Finance Expense

Net finance expense was R$ 14,754 million in the 1H-2016, an additional net expense of R$ 3,085 million when compared to the 1H-2015, resulting from higher interest expenses due to higher debt and to the effect of the depreciation of Brazilian Real against the U.S. dollar.

Net Income (loss) attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras of R$ 876 million in the 1H-2016, mainly due to lower operating income, higher net finance expenses and to the effect of foreign exchange translation over the debt of structured companies in U.S. dollars that impacted net income attributable to non-controlling interests.

Adjusted EBITDA and Free Cash Flow**

Adjusted EBITDA of R$ 41,408 million in the 1H-2016, remaining relatively flat compared to the 1H-2015. The Adjusted EBITDA Margin was 29% in the 1H-2016. The lower capital expenditures and investments resulted in positive free cash flow of R$ 13,171 million. This result represents an important effort to deleverage the Company.

* Additional information about operating results of 1H-2016 x 1H-2015, see item 6.

** See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

Gross Profit

(1H-2016 x 1H-2015): The decrease in gross profit in the 1H-2016 was generated by decreased Brent prices and by lower crude oil and NGL production in Brazil and abroad, partially offset by the depreciation of the Real against the U.S. dollar. In addition, gross profit was impacted by higher depreciation costs, partially offset by lower production taxes.

(2Q-2016 x 1Q-2016): The increase of the gross profit in the 2Q-2016 was generated by increased Brent prices and by higher crude oil and natural gas production, partially offset by the appreciation of the Real against the U.S. dollar and by increased production taxes.

Operating Income

(1H-2016 x 1H-2015): The decrease in operating income was due to lower gross profit, to increased idleness expenses related to drilling rigs, to expenses related to legal proceedings, to the new Voluntary Separation Incentive Plan and to higher expenses mainly due to the return of exploratory blocks.

(2Q-2016 x 1Q-2016): The operating income was due to higher gross profit and lower impairment, partially offset by expenses related to legal proceedings, to the new Voluntary Separation Incentive Plan and to higher expenses mainly due to the return of exploratory blocks.

Operating Performance

Production

(1H-2016 x 1H-2015): Domestic crude oil and NGL production decreased by 3% mainly due to higher realization of scheduled stoppages, mainly in P-48, P-53, FPSO Cid. Paraty and P-18 platforms. However, there were start-up and ramp-up of new systems, mainly FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Maricá (Lula Alto) and P-58 (Parque das Baleias).

Natural gas production in Brazil remained relatively flat because the scheduled stoppages mentioned above were mainly offset by increased gas production of P-58 (Parque das Baleias) and by the production start-up of FPSO Cid. Maricá (Lula Alto).

Crude oil and NGL production abroad decreased 12% mainly as a result of the sale/return of fields in Argentina, and of the scheduled stoppage of Akpo field in Nigeria.

Gas production abroad increased 11% due to the production ramp-up in the Hadrian South field in the United States.

(2Q-2016 x 1Q-2016): Domestic crude oil and NGL production increased 8% mainly due to lower realization of scheduled stoppages and to the production ramp-up of FPSO Cid. Maricá (Lula Alto). These effects also generated a 5% increase of domestic gas production.

Crude oil and NGL production abroad increased 2%, mainly due to the production return in Akpo field in Nigeria, which was under scheduled stoppage in the 1Q-2016.

Gas production abroad increased 9% due to new wells in the Hadrian South field in the United States.

Lifting Cost

(1H-2016 x 1H-2015): Excluding foreign exchange variation effects, lifting cost in U.S. dollar decreased due to lower expenses with well intervention and with engineering and submarine maintenance, in addition to the higher share of pre-salt production, which has a lower unit cost.

In addition, production taxes decreased as a result of lower crude oil price.

Lifting cost decreased abroad due to the sale of Austral Basin fields in Argentina, with higher operating costs and to the higher production in the United States, with lower costs.

(2Q-2016 x 1Q-2016): Excluding foreign exchange variation effects, lifting cost in US$ dollar decreased due to higher production in the period. This decrease was partially offset by higher well intervention expenses.

In addition, the higher crude oil price generated increased production taxes.

The decreased lifting cost abroad was impacted by lower costs in Argentina.

Exploration & Production Main Indicators

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	53,297	60,407	(12)	29,622	23,675	25	33,370
Brazil	50,394	57,533	(12)	28,185	22,209	27	31,816
Abroad	2,903	2,874	1	1,437	1,466	(2)	1,554
Gross profit	10,862	19,496	(44)	8,024	2,838	183	12,465
Brazil	9,907	18,492	(46)	7,549	2,358	220	11,878
Abroad	955	1,004	(5)	475	480	(1)	587
Operating expenses	(8,754)	(5,176)	(69)	(5,143)	(3,611)	(42)	(3,299)
Brazil	(7,983)	(5,078)	(57)	(4,585)	(3,398)	(35)	(3,225)
Abroad	(771)	(98)	(687)	(558)	(213)	(162)	(74)
Operating income (loss)	2,108	14,320	(85)	2,881	(773)	473	9,166
Brazil	1,924	13,414	(86)	2,965	(1,041)	385	8,653
Abroad	184	906	(80)	(84)	268	(131)	513
Net income (loss) attributable to the shareholders of Petrobras	1,557	9,332	(83)	2,162	(605)	457	5,919
Brazil	1,492	8,441	(82)	2,208	(716)	408	5,380
Abroad	65	891	(93)	(46)	111	(141)	539
Adjusted EBITDA of the segment*	21,040	26,341	(20)	11,863	9,177	29	15,517
Brazil	19,940	24,551	(19)	11,519	8,421	37	14,462
Abroad	1,100	1,790	(39)	344	756	(54)	1,055

Capital expenditures of the segment	25,705	29,898	(14)	11,935	13,770	(13)	15,052

Average Brent crude (R$/bbl)	145.90	172.11	(15)	159.79	132.00	21	190.09
Average Brent crude (US$/bbl)	39.73	57.95	(31)	45.57	33.89	34	61.92

Sales price - Brazil
Crude oil (US$/bbl)	34.54	47.78	(28)	39.86	28.88	38	52.14
Sales price - Abroad
Crude oil (US$/bbl)	44.37	59.51	(25)	47.24	41.59	14	60.52
Natural gas (US$/bbl)	22.45	22.53	−	21.74	23.27	(7)	22.66

Crude oil and NGL production (Mbbl/d)	2,145	2,231	(4)	2,223	2,067	8	2,213
Brazil	2,056	2,130	(3)	2,133	1,980	8	2,111
Abroad	63	70	(10)	63	62	2	71
Non-consolidated production abroad	26	31	(16)	27	25	8	31
Natural gas production (Mbbl/d)	565	553	2	581	549	6	552
Brazil	467	465	−	479	455	5	463
Abroad	98	88	11	102	94	9	89
Total production	2,710	2,784	(3)	2,804	2,616	7	2,765

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.75	12.99	(17)	11.00	10.49	5	12.71
including production taxes	15.47	21.00	(26)	17.37	13.43	29	21.96

Lifting cost - Brazil (R$/barrel)
excluding production taxes	38.68	38.31	1	37.64	39.80	(5)	38.49
including production taxes	55.05	62.32	(12)	58.93	50.89	16	65.95

Lifting cost – Abroad without production taxes (US$/barrel)	5.56	8.00	(31)	5.49	5.62	(2)	7.16

Production taxes - Brazil	6,612	10,067	(34)	4,453	2,159	106	5,731
Royalties	4,385	5,626	(22)	2,472	1,913	29	3,097
Special participation charges	2,137	4,357	(51)	1,938	199	874	2,593
Rental of areas	90	84	7	43	47	(9)	41
Production taxes - Abroad	518	448	16	244	274	(11)	230

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

Gross Profit

(1H-2016 x 1H-2015): Gross profit increased due to a decrease in crude oil purchase/transfer costs, following lower Brent prices, the lower share of crude oil imports on feedstock processing and the decreased share of oil product imports in our sales mix. These effects were partially offset by lower crude oil exports and by lower economic activity in Brazil that decreased domestic oil product sales.

(2Q-2016 x 1Q-2016): Gross profit remained relatively flat in the period. The higher domestic and abroad sales were offset by higher purchase/transfer costs of crude oil as a result of the increase in Brent price.

Operating Income

(1H-2016 x 1H-2015): Higher operating income due to higher gross profit, partially offset by impairment of Comperj assets due to the project reassessment.	(2Q-2016 x 1Q-2016): Lower operating income mainly due to the impairment in Comperj assets and to the expenses of the new Voluntary Separation Incentive Plan.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

(1H-2016 x 1H-2015): Improved balance of crude oil exports (imports) net, due to lower imports, as a result of decreased volume processed and a higher share of domestic crude oil on feedstock processed. These effects were partially offset by decreased export volume available, as a result of the lower production.

The decreased deficit of oil products exports (imports) net was due to lower need for diesel imports as a result of the lower economic activity.

(2Q-2016 x 1Q-2016): Higher positive balance of crude oil exports (imports) net, due to higher domestic production that generated higher share of domestic crude oil on feedstock processed, lower import need and increased crude oil available for export.

The decreased deficit of oil products exports (imports) net was due to lower need of gasoline imports as a result of decreased demand, and of diesel imports, due to the inventories generated in the 1Q-2016.

Refining Operations

(1H-2016 x 1H-2015): Daily feedstock processed was 5% lower, due to scheduled stoppages, mainly in distillation plants of REPLAN and REVAP, partially offset by higher production of RNEST, as a result of operating improvements made.

(2Q-2016 x 1Q-2016): Daily feedstock processed remained relatively flat, because the return of REPLAN into operation, after scheduled stoppage, was offset by scheduled stoppages of REFAP and REVAP.

Refining Cost

(1H-2016 x 1H-2015): Refining cost in R$/barrel increased 7% mainly due to higher personnel expenses as a result of higher employee compensation costs attributable to the 2015/2016 Collective Bargaining Agreement, along with a decrease in feedstock processed. Refining cost, in US$/barrel, decreased by 14%.

(2Q-2016 x 1Q-2016): In R$/barrel, refining cost decreased by 2% mainly due to lower expenses with bulk materials and technical services. Refining cost, in US$/barrel, increased by 8%.

Refining, Transportation and Marketing Main Indicators

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	109,032	117,990	(8)	55,947	53,085	[5]	61,875
Brazil (includes trading operations abroad)	109,331	114,446	(4)	56,220	53,111	[6]	60,181
Abroad	6,192	6,897	(10)	3,306	2,886	[15]	3,602
Eliminations	(6,491)	(3,353)	(94)	(3,579)	(2,912)	(23)	(1,908)
Gross profit	28,067	22,481	[25]	14,081	13,986	[1]	11,036
Brazil	27,902	21,976	[27]	13,798	14,104	(2)	10,680
Abroad	165	505	(67)	283	(118)	340	356
Operating expenses	(6,227)	(5,104)	(22)	(3,736)	(2,491)	(50)	(2,932)
Brazil	(6,008)	(4,850)	(24)	(3,618)	(2,390)	(51)	(2,810)
Abroad	(219)	(254)	[14]	(118)	(101)	(17)	(122)
Operating income (loss)	21,840	17,377	[26]	10,345	11,495	(10)	8,104
Brazil	21,894	17,126	[28]	10,180	11,714	(13)	7,870
Abroad	(54)	251	(122)	165	(219)	175	234
Net income (loss) attributable to the shareholders of Petrobras	15,184	11,958	[27]	7,208	7,976	(10)	5,775
Brazil	15,234	11,751	[30]	7,048	8,186	(14)	5,573
Abroad	(50)	207	(124)	160	(210)	176	202
Adjusted EBITDA of the segment*	26,816	21,426	[25]	13,398	13,418	−	10,293
Brazil	26,753	21,088	[27]	13,183	13,570	(3)	10,009
Abroad	[63]	338	(81)	215	(152)	242	284
Capital expenditures of the segment	1,777	4,030	(56)	825	952	(13)	2,104

Domestic basic oil products price (R$/bbl)	230.30	222.68	[3]	228.95	231.68	(1)	224.09
Imports (Mbbl/d)	422	621	(32)	359	486	(26)	620
Crude oil import	160	291	(45)	122	199	(39)	305
Diesel import	[23]	119	(81)	−	[47]	(100)	106
Gasoline import	[46]	[38]	[21]	[41]	[51]	(20)	[19]
Other oil product import	193	173	[12]	196	189	[4]	190
Exports (Mbbl/d)	484	496	(2)	515	453	[14]	593
Crude oil export	324	344	(6)	341	307	[11]	405
Oil product export	160	152	[5]	174	146	[19]	188
Exports (imports), net	[62]	(125)	150	156	(33)	573	(27)
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,939	2,031	(5)	1,919	1,958	(2)	2,098
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	[84]	[89]	(6)	[84]	[84]	−	[92]
Feedstock processed (excluding NGL)	1,828	1,936	(6)	1,820	1,836	(1)	1,993
Feedstock processed	1,869	1,977	(5)	1,869	1,870	−	2,031
Domestic crude oil as % of total feedstock processed	[90]	[86]	[5]	[91]	[89]	[2]	[86]
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	138	131	[5]	136	140	(3)	135
Output of oil products	141	147	(4)	138	144	(4)	140
Reference feedstock	230	230	−	230	230	−	230
Refining plants utilization factor (%)	[56]	[55]	[2]	[56]	[57]	(2)	[56]
Refining cost - Brazil
Refining cost (US$/barrel)	2.37	2.74	(14)	2.46	2.27	[8]	2.64
Refining cost (R$/barrel)	8.65	8.07	[7]	8.56	8.73	(2)	7.98
Refining cost - Abroad (US$/barrel)	4.00	4.00	−	4.00	4.01	−	4.08
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	766	880	(13)	769	764	[1]	887
Gasoline	500	500	−	487	513	(5)	480
Fuel oil	[68]	100	(32)	[61]	[75]	(19)	[90]
Naphtha	142	146	(3)	172	111	[55]	168
LPG	227	229	(1)	235	219	[7]	236
Jet fuel	117	127	(8)	110	124	(11)	124
Others	200	206	(3)	204	195	[5]	209
Total domestic oil products (mbbl/d)	2,020	2,188	(8)	2,038	2,001	[2]	2,194

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

Gross Profit

(1H-2016 x 1H-2015): Gross profit in the 1H-2016 was higher due to lower acquisition costs, mainly because of the reduction of natural gas and LNG imports. This effect was partially offset by lower natural gas sales to the thermoelectric sector and by decreased electricity generation due to the improvement of hydrological conditions in Brazil.

(2Q-2016 x 1Q-2016): The increased gross profit was due to lower acquisition cost and decreased gas and LNG imports. These effect was partially offset by lower electricity generation in the 2Q-2016.

Operating Income

(1H-2016 x 1H-2015): Operating income increased due to higher gross profit and also to lower operating expenses. The 1H-2015 was mainly impacted by expenses related to tax contingencies and impairment, partially offset by the reversal of impairment with trade receivables from companies in the electricity sector.

(2Q-2016 x 1Q-2016): Lower operating income in the 2Q-2016 compared to the 1Q-2016 due to higher impairment with trade receivables from companies in the electricity sector.

Operating Performance

Physical and Financial Indicators

(1H-2016 x 1H-2015): Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 5% lower, attributable to the termination of agreements.

Decreased electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) was due to the termination of agreement representing 205 average MW, which occurred at Electricity Auction of 1H-2015.

The decrease electricity generation and lower electricity prices in the spot market (PLD) were due to improved hydrological conditions.

LNG imports decreased by 56% and natural gas imports from Bolivia were 10% lower, reflecting a decrease in thermoelectric demand.

(2Q-2016 x 1Q-2016): The higher electricity prices in the spot market (PLD) was a result of worsening in hydrological conditions.

The lower electricity generation was due to the decision of the Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico - CMSE) of not making plants dispatch for energy security with variable unit cost above settlement limits.

LNG imports decreased by 55% and natural gas imports from Bolivia were 10% lower due to decreased thermoelectric demand in the period and to higher domestic gas supply, due to 5% increase on production.

Gas & Power Main Indicators

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	17,151	21,589	(21)	7,760	9,391	(17)	10,596
Brazil	15,996	20,868	(23)	7,163	8,833	(19)	10,230
Abroad	1,155	721	60	597	558	7	366
Gross profit	3,974	3,770	5	2,146	1,828	17	2,026
Brazil	3,792	3,661	4	2,065	1,727	20	1,975
Abroad	182	109	67	81	101	(20)	51
Operating expenses	(1,980)	(2,026)	2	(1,246)	(734)	(70)	(1,895)
Brazil	(1,939)	(1,987)	2	(1,222)	(717)	(70)	(1,873)
Abroad	(41)	(39)	(5)	(24)	(17)	(41)	(22)
Operating income (loss)	1,994	1,744	14	900	1,094	(18)	131
Brazil	1,853	1,674	11	843	1,010	(17)	102
Abroad	141	70	101	57	84	(32)	29
Net income (loss) attributable to the shareholders of Petrobras	1,302	1,225	6	545	757	(28)	138
Brazil	1,078	1,097	(2)	433	645	(33)	79
Abroad	224	128	75	112	112	−	59
Adjusted EBITDA of the segment*	3,447	3,784	(9)	1,639	1,808	(9)	1,528
Brazil	3,284	3,684	(11)	1,574	1,710	(8)	1,484
Abroad	163	100	63	65	98	(33)	44
Capital expenditures of the segment	651	1,435	(55)	359	292	23	780
Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	864	907	(5)	866	863	−	902
Electricity sales (Regulated contracting market - ACR) - average MW	3,172	3,263	(3)	3,172	3,172	−	3,263
Generation of electricity - average MW	2,224	5,048	(56)	1,616	2,832	(43)	4,987
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	74	378	(80)	79	69	14	369
Imports of LNG (Mbbl/d)	54	122	(56)	33	74	(55)	132
Imports of natural gas (Mbbl/d)	184	204	(10)	174	194	(10)	201

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

Gross Profit

(1H-2016 x 1H-2015): Gross profit decreased due to lower sales volumes in Brazil, following the lower economic activity that mainly impacted industrial customers, in which the share of BR Distribuidora is higher than its competitors. These effects were partially offset by improved result abroad, due to higher gross margin as a result of increased mix of sales products in Paraguay and of the positive impact of foreign exchange variation.

(2Q-2016 x 1Q-2016): The lower gross profit in Brazil was due to decreased ethanol and gasoline C prices, which impacted inventory costs, and lower sales volumes, partially offset by improved result abroad due to higher gross margin, as a result of increased mix of sales products in Paraguay and of the positive impact of foreign exchange variation.

Operating income

(1H-2016 x 1H-2015): Operating income in Brazil decreased as a result of higher losses with tax contingencies, partially offset by improved result abroad.	(2Q-2016 x 1Q-2016): The higher operating income was due to lower impairment with trade receivables from companies in the electricity sector in Brazil, and to the improved result abroad.

Operating Performance

Market Share - Brazil

(1H-2016 x 1H-2015): Decreased market share was due to lower sales to the thermoelectric sector and lower economic activity that mainly impacted industrial customers, in which the share of BR Distribuidora is higher than its competitors. In addition, the lower market share is a result of a shift in our sales policy to prioritize higher margins instead of sales volumes.

(2Q-2016 x 1Q-2016): Market share was lower mainly due to a decrease in fuel oil thermoelectric dispatch, to lower gasoline and jet fuel sales. In addition, the Company policy was to maintain margins preserved.

Distribution Main Indicators

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	49,449	54,149	(9)	24,218	25,231	(4)	26,991
Brazil	43,083	47,724	(10)	21,036	22,047	(5)	23,670
Abroad	6,366	6,425	(1)	3,182	3,184	−	3,321
Gross profit	3,744	4,211	(11)	1,804	1,940	(7)	1,871
Brazil	3,057	3,603	(15)	1,431	1,626	(12)	1,551
Abroad	687	608	13	373	314	19	320
Operating expenses	(3,524)	(2,944)	(20)	(1,537)	(1,987)	23	(1,516)
Brazil	(3,045)	(2,487)	(22)	(1,293)	(1,752)	26	(1,272)
Abroad	(479)	(457)	(5)	(244)	(235)	(4)	(244)
Operating income (loss)	220	1,267	(83)	267	(47)	668	355
Brazil	12	1,116	(99)	138	(126)	210	279
Abroad	208	151	38	129	79	63	76
Net income (loss) attributable to the shareholders of Petrobras	159	849	(81)	184	(25)	836	240
Brazil	(38)	719	(105)	58	(96)	160	173
Abroad	197	130	52	126	71	77	67
Adjusted EBITDA of the segment*	512	1,549	(67)	411	101	306	502
Brazil	237	1,343	(82)	250	(13)	2,023	398
Abroad	275	206	33	161	114	41	104
Capital expenditures of the segment	220	376	(42)	121	99	23	188
Market share - Brazil	31.7%	35.8%	(4)	31%	32%	(1)	35%
Sales Volumes - Brazil (Mbbl/d)
Diesel	314	382	(18)	317	312	2	378
Gasoline	191	205	(7)	187	195	(4)	199
Fuel oil	57	98	(42)	50	64	(22)	89
Jet fuel	50	57	(12)	47	53	(11)	55
Others	97	96	1	99	95	4	94
Total domestic oil products	709	838	(15)	700	719	(3)	815

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

Liquidity and Capital Resources

	R$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015

Adjusted cash and cash equivalents* at the beginning of period	100,887	68,946	80,521	100,887	68,182
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(3,042)	(24,707)	(2,743)	(3,042)	(33,732)
Cash and cash equivalents at the beginning of period	97,845	44,239	77,778	97,845	34,450
Net cash provided by (used in) operating activities	39,250	39,317	21,943	17,307	22,890
Net cash provided by (used in) investing activities	(25,277)	(16,078)	(10,759)	(14,518)	5,253
Capital expenditures and investments in operating segments	(26,079)	(34,833)	(11,153)	(14,926)	(17,153)
Proceeds from disposal of assets (divestment)	14	612	3	11	96
Investments in marketable securities	788	18,143	391	397	22,310
(=) Net cash flow	13,973	23,239	11,184	2,789	28,143
Net financings	(37,099)	8,581	(19,594)	(17,505)	18,887
Proceeds from long-term financing	32,679	37,472	25,464	7,215	33,737
Repayments	(69,778)	(28,891)	(45,058)	(24,720)	(14,850)
Acquisition of non-controlling interest	189	505	43	146	109
Effect of exchange rate changes on cash and cash equivalents	(11,968)	4,602	(6,471)	(5,497)	(423)
Cash and cash equivalents at the end of period	62,940	81,166	62,940	77,778	81,166
Government bonds and time deposits with maturities of more than 3 months at the end of period	2,430	10,470	2,430	2,743	10,470
Adjusted cash and cash equivalents* at the end of period	65,370	91,636	65,370	80,521	91,636
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	39,250	39,317	21,943	17,307	22,890
Capital expenditures and investments in operating segments	(26,079)	(34,833)	(11,153)	(14,926)	(17,153)
Free cash flow*	13,171	4,484	10,790	2,381	5,737

As of June 30, 2016, the balance of cash and cash equivalents was R$ 62,940 million and the balance of adjusted cash and cash equivalents for the same period was R$ 65,370 million. Our principal uses of funds in the 1H-2016 were for repayment of long-term financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 39,250 million and with proceeds from long-term financing of R$ 32,679 million. The balance of adjusted cash and cash equivalents was negatively impacted in the 1H-2016 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities of R$ 39,250 million was mainly generated by higher diesel and gasoline margins, lower production taxes in Brazil and crude oil, oil products and natural gas  imports costs, along with a higher share of domestic crude oil on feedstock processing. These effects were partially offset by lower prices of crude oil and oil products exports and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in operating segments were R$ 26,079 million in the 1H-2016 (89% in E&P business segment), a 25% decrease when compared to the 1H-2015.

Free cash flow* was positive, amounting R$ 13,171 million in the 1H-2016, for the fifth consecutive quarter.

From January to June 2016, the Company issued global notes in international capital markets totaling US$ 6.75 billion, with maturities of 5 and 10 years, and the proceeds of those notes offerings were used to tender for US$ 6.3 billion of Petrobras’s existing global notes. In addition, the Company entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion. The average maturity of outstanding debt was 7.30 years as of June 30, 2016 (7.14 years as of December 31, 2015). It is important to mention the issuing of US$ 3 billion for tender offer at the same amount in July 2016.

Repayments of interest and principal were R$ 69,778 million in the 1H-2016 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million as follows:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	06.30.2016	12.31.2015
Principal	16,614	26,148	45,938	75,554	53,463	185,000	402,717	497,289
Interest	11,815	22,439	21,206	18,119	13,674	109,666	196,919	230,531
Total	28,429	48,587	67,144	93,673	67,137	294,666	599,636	727,820

*

* See reconciliation of adjusted cash and cash equivalents in net debt and definition of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

Consolidated gross debt in Reais decreased by 19% and net debt decreased by 15% when compared to December 31, 2015, mainly as a result of the 17.8% foreign exchange appreciation.

Current debt and non-current debt include finance lease obligations of R$ 80 million and R$ 313 million on June 30, 2016, respectively (R$ 73 million and R$ 303 million on December 31, 2015).

	R$ million
	06.30.2016	12.31.2015	Δ%

Current debt	36,513	57,407	(36)
Non-current debt	361,247	435,616	(17)
Total	397,760	493,023	(19)
Cash and cash equivalents	62,940	97,845	(36)
Government securities and time deposits (maturity of more than 3 months)	2,430	3,042	(20)
Adjusted cash and cash equivalents*	65,370	100,887	(35)
Net debt*	332,390	392,136	(15)
Net debt/(net debt+shareholders' equity)	55%	60%	(5)
Total net liabilities*	752,962	799,248	(6)
(Net third parties capital / total net liabilities)	63%	68%	(5)
Net debt/LTM Adjusted EBITDA ratio*	4.49	5.31	(15)

	U.S.$ million
	06.30.2016	12.31.2015	Δ%

Current debt	11,376	14,702	(23)
Non-current debt	112,546	111,560	1
Total	123,922	126,262	(2)
Net debt	103,556	100,425	3
Average maturity of outstanding debt (years)	7.30	7.14	0.16

	R$ million
	06.30.2016	12.31.2015	Δ%
Summarized information on financing
By rate
Floating rate debt	198,865	243,293	(18)
Fixed rate debt	198,502	249,354	(20)
Total	397,367	492,647	(19)

By currency
Reais	79,207	80,269	(1)
US Dollars	285,362	365,354	(22)
Euro	23,121	33,909	(32)
Other currencies	9,677	13,115	(26)
Total	397,367	492,647	(19)

By maturity
2016	21,648	57,333	(62)
2017	25,815	44,505	(42)
2018	45,349	62,827	(28)
2019	74,948	88,231	(15)
2020	52,775	60,670	(13)
2021 on	176,832	179,081	(1)
Total	397,367	492,647	(19)

**

* See definition of adjusted cash and cash equivalents, net debt, total net liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.     Reconciliation of Adjusted EBITDA

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. In addition, Adjusted EBITDA may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its profitability and must be considered in connection with other measures and performance indicators for a better understanding regarding the Company's financial performance.

The LTM Adjusted EBITDA is used to calculate the ratio of net debt/LTM Adjusted EBITDA, that corresponds to a metric included in the Company’s Business and Management Plan.

	First half of
	2016	2015	2016 X 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015

Net income (loss)	518	5,436	(90)	899	(381)	336	908
Net finance income (expense)	14,754	11,669	26	6,061	8,693	(30)	6,048
Income taxes	846	5,696	(85)	622	224	178	2,673
Depreciation, depletion and amortization	24,598	17,544	40	11,949	12,649	(6)	9,028
EBITDA	40,716	40,345	1	19,531	21,185	(8)	18,657
Share of earnings in equity-accounted investments	(786)	(342)	(130)	(398)	(388)	(3)	(169)
Impairment losses / (reversals)	1,478	1,286	15	1,184	294	303	1,283
Adjusted EBITDA	41,408	41,289	−	20,317	21,091	(4)	19,771
Adjusted EBITDA margin (%)	29	27	2	28	30	(2)	25

1.

	R$ million
	Last 12 months until
	30.06.2016	31.12.2015

Net income (loss)	(40,089)	(35,171)
Net finance income (expense)	31,126	28,041
Income taxes	(10,908)	(6,058)
Depreciation, depletion and amortization	45,628	38,574
EBITDA	25,757	25,386
Share of earnings in equity-accounted investments	353	797
Impairment losses / (reversals)	47,868	47,676
Adjusted EBITDA	73,978	73,859

ADDITIONAL INFORMATION

2.      Impact of our Cash Flow Hedge policy

	R$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Total inflation indexation and foreign exchange variation	44,755	(24,393)	283	23,275	21,480	8	5,748
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(43,478)	22,958	(289)	(21,465)	(22,013)	2	(5,343)
Reclassification from Shareholders’ Equity to the Statement of Income	(5,397)	(2,331)	(132)	(2,497)	(2,900)	14	(1,507)
Net Inflation indexation and foreign exchange variation	(4,120)	(3,766)	(9)	(687)	(3,433)	80	(1,102)

The decreased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the Statement of Income was mainly due to the fact that the 1Q-2016 was impacted by planned exports that were no longer expected to occur or did not occur, mainly due to the decrease in crude oil prices. Decreased planned export volumes were no longer expected to occur or did not occur in the 2Q-2016.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the Statement of Income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in average Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$1,141 million reclassification adjustment from Shareholders’ Equity to the statement of income would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on June 30, 2016, is set out below:

	Consolidated

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total

Expected realization	(4,424)	(10,030)	(10,372)	(6,942)	(5,031)	(4,176)	(4,803)	(2,161)	8,495	(39,444)

ADDITIONAL INFORMATION

3.     Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to simultaneously recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of June 30, 2016, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relation between U.S. dollar and euro.

ITEMS	R$ million

	06.30.2016	12.31.2015
Assets	46,171	67,040
Liabilities	(275,142)	(350,695)
Hedge Accounting	195,957	240,222
Total	(33,014)	(43,433)

BY CURRENCY	R$ million

	06.30.2016	12.31.2015

Real/ U.S. Dollars	(237)	2,881
Real/ Euro	(135)	(8,687)
Real/ Pound Sterling	(62)	(73)
U.S. Dollars/ Yen	(1,936)	(2,180)
U.S. Dollars/ Euro	(23,091)	(24,988)
U.S. Dollars/ Pound Sterling	(7,584)	(10,241)
Peso/ U.S. Dollars	31	(145)
Total	(33,014)	(43,433)

	R$ million
	First half of
Foreign exchange and inflation indexation charges	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015

Foreign exchange variation Dolar x Euro	(533)	1,563	(134)	910	(1,443)	163	(707)
Foreign exchange variation Real x Dolar	590	(2,937)	120	(33)	623	(105)	874
Foreign exchange variation Dolar x Pound Sterling	970	(80)	1313	644	326	98	(321)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(5,397)	(2,331)	(132)	(2,497)	(2,900)	14	(1,507)
Foreign exchange variation Real x Euro	(226)	(478)	53	32	(258)	112	(28)
Others	476	497	(4)	257	219	17	587
Net Inflation indexation and foreign exchange variation	(4,120)	(3,766)	(9)	(687)	(3,433)	80	(1,102)

ADDITIONAL INFORMATION

4.     Special Items

R$ million
First half of
2016	2015		Items of Income Statement	2Q-2016	1Q-2016	2Q-2015

(1,050)	1,125	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(506)	(544)	(46)
(866)	259	(Losses)/Gains on legal proceedings	Other income (expenses)	(569)	(297)	259
(1,478)	(1,453)	Impairment of assets and investments	Several	(1,184)	(294)	(1,450)
(51)	(520)	State Tax Amnesty Program / PRORELIT	Several	−	(51)	(520)
−	(4,373)	Tax Recoverable Program - REFIS	Several	−	−	(4,373)
(1,220)	−	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(1,220)	−	−
79	157	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	79	−	157
−	464	Gains (losses) on Disposal of Assets	Other income (expenses)	−	−	76
(4,586)	(4,341)	Total		(3,400)	(1,186)	(5,897)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(1,478)	(1,286)	Impairment		(1,184)	(294)	(1,283)
−	(167)	Share of earnings in equity-accounted investments		−	−	(167)
(1,478)	(1,453)	Impairment of assets and investments		(1,184)	(294)	(1,450)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(42)	(441)	Tax expenses		−	(42)	(441)
(9)	(79)	Interest expenses		−	(9)	(79)
(51)	(520)	State Tax Amnesty Program / PRORELIT		−	(51)	(520)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	(3,073)	Tax expenses		−	−	(3,073)
−	(1,300)	Interest expenses		−	−	(1,300)
−	(4,373)	Tax Recoverable Program - REFIS		−	−	(4,373)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

5. Results of Operations of 2Q-2016 compared to 1Q-2016:

Sales revenues of R$ 71,320 million in the 2Q-2016, a 1% increase when compared to the 1Q-2016 (R$ 70,337 million), due to:

•         Higher crude oil and oil product export revenues; and

•         Higher domestic sales of naphtha (55%) and diesel (2%).

These effects were partially offset by lower domestic gasoline sales and decreased electricity revenue, reflecting lower power generation.

Cost of sales of R$ 48,499 million in the 2Q-2016, a 2% decrease compared to R$ 49,329 million in the 1Q-2016, due to lower crude oil and natural gas import costs, partially offset by the increase of production taxes and oil products imports.

General and administrative expenses were R$ 2,844 million in the 2Q-2016, a 7% increase when compared to the 1Q-2016 (R$ 2,652 million), due to higher third-party service expenses.

Exploration costs were R$ 1,641 million in the 2Q-2016, a 43% increase when compared to the 1Q-2016 (R$ 1,147 million), mainly generated by the return of exploratory blocks due to their economic viability.

Other expenses, net were R$ 6,509 million in the 2Q-2016, a 53% increase when compared to R$ 4,265 million in the 1Q-2016, mainly as a result of:

•         Expenses with the new Voluntary Separation Incentive Plan (R$ 1,212 million); and

•         Impairment of Comperj assets (R$ 1,124 million), due to the project reassessment that generated the review of time schedule and completion costs of refining units of the Natural Gas Processing Unit (UPGN).

Net finance expense decreased by 30% to R$ 6,061 million in the 2Q-2016, from R$ 8,693 million in the 1Q-2016, mainly as a result of foreign exchange gains of R$ 910 million attributable to a 3.1% appreciation of the U.S. dollar against the Euro and its impact on the Company’s net debt in the 2Q-2016, compared to the foreign exchange losses of R$ 1,443 million attributable to a 4.7% foreign exchange depreciation in the 1Q-2016 (R$ 2,353 million).

Income taxes expenses (corporate income tax and social contribution) of R$ 622 million in the 2Q-2016, a 178% increase when compared to R$ 224 million in the 1Q-2016, mainly due to the negative result in the 1Q-2016.

Loss attributable to non-controlling interests of R$ 529 million in the 2Q-2016, a 39% decrease when compared to the 1Q-2016 (loss of R$ 865 million), mainly reflecting the impact of foreign exchange variation on debt in U.S. dollar of structured entities in the period.

ADDITIONAL INFORMATION

6. Results of Operations of 1H-2016 compared to 1H-2015:

Sales revenues of R$ 141,657 million in the 1H-2016, a 8% decrease when compared to the 1H-2015 (R$ 154,296 million), due to:

•       Decreased domestic sales for oil products (7%), reflecting lower economic activity in Brazil and decreased diesel and fuel oil consumption for thermoelectric generation;

•       Decreased electricity generation and prices due to improved hydrological conditions and decreased domestic natural gas sales volumes; and

•       Lower crude oil and oil product export prices as a result of lower international crude oil prices.

These effects were partially offset by higher margins of diesel and gasoline.

Cost of sales of R$ 97,828 million in the 1H-2016, a 8% decrease compared to R$ 106,324 million in the 1H-2015, reflecting lower crude oil, oil products and natural gas import costs, as well as lower production taxes in Brazil. These effects were partially offset by higher depreciation expenses as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015.

Selling expenses were R$ 7,441 million in the 1H-2016, a 33% increase compared to R$ 5,610 million in the 1H-2015, mainly due to the reversal of impairment of trade receivables from companies in the electricity sector in the 1Q-2015 (R$ 1,295 million) and higher freight expenses in 2016, following the depreciation of the Brazilian Real against the U.S. dollar.

Exploration costs were R$ 2,788 million in the 1H-2016, a 16% increase compared to R$ 2,403 million in the 1H-2015, mainly generated by the return of exploratory blocks due to their economic viability.

Other taxes were R$ 988 million in the 1H-2016, a 79% decrease compared to R$ 4,713 million in the 1H-2015, mainly due to the burden of tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries and to the VAT tax (Imposto sobre a Circulação de Mercadorias e Serviços) on the acquisition of natural gas recognized in the 1H-2015.

Other income and expenses, net were R$ 10,774 million in the 1H-2016, a 76% increase when compared to R$ 6,139 million in the 1H-2015, as a result of:

•       Increased unschedulled stoppages and pre-operating expenses, mainly with drilling rigs idleness (R$ 2,392 million);

•       Higher expenses related to legal proceedings, mainly in connection with labor and civil lawsuits (R$ 1,835 million); and

•       Expenses with the new Voluntary Separation Incentive Plan (R$ 1,213 million).

Net finance expenses increased by 26% to R$ 14,754 million in the 1H-2016, from R$ 11,669 million in the 1H-2015, as a result of:

•       Higher interest expenses due to higher debt and to the effect of the depreciation of the average Brazilian Real against the U.S. dollar (R$ 3,453 million, net of capitalized borrowing costs);

•       Foreign exchange gains of R$ 590 million generated by the impact of a 17.8% appreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt in the 1H-2016, compared to foreign exchange losses of R$ 2,937 million generated by the impact of a 16.8% depreciation in the 1H-2015 (R$ 3,527 million);

•       The higher reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting, and to a portion of future exports that were previously designated but were no longer expected to occur or did not occur (R$ 3,066 million);

•       Foreign exchange losses of R$ 533 million caused by the impact of a 1.4% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1H-2016, compared to foreign exchange gains of R$ 1,563 million caused by the impact of an 8.2% appreciation in the 1H-2015 (R$ 2,096 million); and

•       Foreign exchange gains of R$ 970 million caused by the impact of a 10.7% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1H-2016, compared to foreign exchange losses of R$ 80 million caused by the impact of a 0.9% depreciation in the 1H-2015 (R$ 1,050 million).

Share of earnings in equity-accounted investments were R$ 786 million, a 130% increase when compared to R$ 342 million in the 1H-2015, mainly due to impairment losses in investee companies of Exploration and Production and Biofuels segments in the 1H-2015, as a result of decreased crude oil prices and higher discount rates, due to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status).

Income taxes (corporate income tax and social contribution) were R$ 846 million in the 1H-2016, a 85% decrease compared to R$ 5,696 million in the 1H-2015, mainly due to lower taxable income before income taxes and decreased corporate income tax and social contribution tax expenses in Brazil over income earned abroad.

Loss related to non-controlling interests were R$ 1,394 million in the 1H-2016 (a R$ 425 million gain in the 1H-2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015
Sales revenues	141,657	154,296	71,320	70,337	79,943
Cost of sales	(97,828)	(106,324)	(48,499)	(49,329)	(54,381)
Gross profit	43,829	47,972	22,821	21,008	25,562
Selling expenses	(7,441)	(5,610)	(3,690)	(3,751)	(3,886)
General and administrative expenses	(5,496)	(5,474)	(2,844)	(2,652)	(2,764)
Exploration costs	(2,788)	(2,403)	(1,641)	(1,147)	(1,420)
Research and development expenses	(1,010)	(1,174)	(507)	(503)	(610)
Other taxes	(988)	(4,713)	(446)	(542)	(3,960)
Other income and expenses, net	(10,774)	(6,139)	(6,509)	(4,265)	(3,462)
	(28,497)	(25,513)	(15,637)	(12,860)	(16,102)
Operating income (loss)	15,332	22,459	7,184	8,148	9,460
Finance income	1,650	1,349	764	886	615
Finance expenses	(12,284)	(9,252)	(6,138)	(6,146)	(5,561)
Foreign exchange and inflation indexation charges	(4,120)	(3,766)	(687)	(3,433)	(1,102)
Net finance income (expense)	(14,754)	(11,669)	(6,061)	(8,693)	(6,048)
Share of earnings in equity-accounted investments	786	342	398	388	169
Income (loss) before income taxes	1,364	11,132	1,521	(157)	3,581
Income taxes	(846)	(5,696)	(622)	(224)	(2,673)
Net income (loss)	518	5,436	899	(381)	908
Net income (loss) attributable to:
Shareholders of Petrobras	(876)	5,861	370	(1,246)	531
Non-controlling interests	1,394	(425)	529	865	377
	518	5,436	899	(381)	908

Statement of Financial Position – Consolidated

ASSETS	R$ million
	06.30.2016	12.31.2015
Current assets	132,625	169,581
Cash and cash equivalents	62,940	97,845
Marketable securities	2,430	3,047
Trade and other receivables, net	17,047	22,659
Inventories	28,508	29,057
Recoverable taxes	9,285	10,732
Assets classified as held for sale	6,938	595
Other current assets	5,477	5,646
Non-current assets	685,707	730,554
Long-term receivables	59,874	74,879
Trade and other receivables, net	12,976	14,327
Marketable securities	311	342
Judicial deposits	11,013	9,758
Deferred taxes	9,429	23,490
Other tax assets	10,933	11,017
Advances to suppliers	5,136	6,395
Other non-current assets	10,076	9,550
Investments	13,088	13,772
Property, plant and equipment	601,166	629,831
Intangible assets	11,579	12,072
Total assets	818,332	900,135

LIABILITIES	R$ million
	06.30.2016	12.31.2015
Current liabilities	83,681	111,572
Trade payables	17,840	24,888
Current debt	36,513	57,407
Taxes payable	10,871	13,549
Employee compensation (payroll, profit-sharing and related charges)	6,081	5,085
Pension and medical benefits	2,563	2,556
Liabilities associated with assets classified as held for sale	3,353	488
Other current liabilities	6,460	7,599
Non-current liabilities	459,359	530,633
Non-current debt	361,247	435,616
Deferred taxes	782	906
Pension and medical benefits	50,240	47,618
Provision for decommissioning costs	35,226	35,728
Provisions for legal proceedings	10,424	8,776
Other non-current liabilities	1,440	1,989
Shareholders' equity	275,292	257,930
Share capital	205,432	205,432
Profit reserves and others	65,963	49,299
Non-controlling interests	3,897	3,199
Total liabilities and shareholders' equity	818,332	900,135

Statement of Cash Flows Data – Consolidated

	R$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015
Net income (loss)	518	5,436	899	(381)	908
(+) Adjustments for:	38,732	33,881	21,044	17,688	21,982
Depreciation, depletion and amortization	24,598	17,544	11,949	12,649	9,028
Foreign exchange and inflation indexation and finance charges	14,596	11,871	5,845	8,751	5,577
Share of earnings in equity-accounted investments	(786)	(342)	(398)	(388)	(169)
Allowance for impairment of trade receivables	1,237	24	734	503	887
(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	235	(189)	133	102	215
Deferred income taxes, net	(2,701)	3,812	(1,288)	(1,413)	1,768
Exploration expenditures writen-off	1,810	1,663	1,231	579	1,087
Impairment	1,478	1,286	1,184	294	1,283
Inventory write-downs to net realizable value (market value)	1,250	38	74	1,176	(249)
Pension and medical benefits (actuarial expense)	4,023	3,368	2,018	2,005	1,684
Inventories	(2,141)	(2,654)	(468)	(1,673)	(1,630)
Trade and other receivables, net	2,984	(343)	(600)	3,584	(416)
Judicial deposits	(1,284)	(1,944)	(901)	(383)	(1,505)
Trade payables	(4,971)	(2,456)	(1,196)	(3,775)	(181)
Pension and medical benefits	(1,230)	(1,122)	(792)	(438)	(707)
Taxes payable	(181)	7,169	2,039	(2,220)	6,225
Income tax and social contribution paid	(579)	(1,177)	(308)	(271)	(556)
Other assets and liabilities	394	(2,667)	1,788	(1,394)	(359)
(=) Net cash provided by (used in) operating activities	39,250	39,317	21,943	17,307	22,890
(-) Net cash provided by (used in) investing activities	(25,277)	(16,078)	(10,759)	(14,518)	5,253
Capital expenditures and investments in operating segments	(26,079)	(34,833)	(11,153)	(14,926)	(17,153)
Proceeds from disposal of assets (divestment)	14	612	3	11	96
Investments in marketable securities	788	18,143	391	397	22,310
(=) Net cash flow	13,973	23,239	11,184	2,789	28,143
(-) Net cash provided by (used in) financing activities	(36,910)	9,086	(19,551)	(17,359)	18,996
Proceeds from long-term financing	32,679	37,472	25,464	7,215	33,737
Repayment of principal	(56,188)	(19,446)	(39,090)	(17,098)	(11,005)
Repayment of interest	(13,590)	(9,445)	(5,968)	(7,622)	(3,845)
Acquisition of non-controlling interest	189	505	43	146	109
Effect of exchange rate changes on cash and cash equivalents	(11,968)	4,602	(6,471)	(5,497)	(423)
(=) Net increase (decrease) in cash and cash equivalents in the period	(34,905)	36,927	(14,838)	(20,067)	46,716
Cash and cash equivalents at the beginning of period	97,845	44,239	77,778	97,845	34,450
Cash and cash equivalents at the end of period	62,940	81,166	62,940	77,778	81,166

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	53,297	109,032	17,151	445	49,449	−	(87,717)	141,657
Intersegments	50,688	31,621	4,230	427	751	−	(87,717)	−
Third parties	2,609	77,411	12,921	18	48,698	−	−	141,657
Cost of sales	(42,435)	(80,965)	(13,177)	(493)	(45,705)	−	84,947	(97,828)
Gross profit	10,862	28,067	3,974	(48)	3,744	−	(2,770)	43,829
Expenses	(8,754)	(6,227)	(1,980)	(137)	(3,524)	(8,071)	196	(28,497)
Selling expenses	(298)	(3,341)	(1,484)	(3)	(2,478)	(49)	212	(7,441)
General and administrative expenses	(655)	(721)	(380)	(43)	(439)	(3,257)	(1)	(5,496)
Exploration costs	(2,788)	−	−	−	−	−	−	(2,788)
Research and development expenses	(438)	(103)	(32)	(2)	−	(435)	−	(1,010)
Other taxes	(121)	(137)	(390)	(5)	(84)	(251)	−	(988)
Other income and expenses, net	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)
Operating income (loss)	2,108	21,840	1,994	(185)	220	(8,071)	(2,574)	15,332
Net finance income (expense)	−	−	−	−	−	(14,754)	−	(14,754)
Share of earnings in equity-accounted investments	8	561	204	(2)	16	(1)	−	786
Income (loss) before income taxes	2,116	22,401	2,198	(187)	236	(22,826)	(2,574)	1,364
Income taxes	(717)	(7,425)	(678)	63	(75)	7,111	875	(846)
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net income (loss) attributable to:
Shareholders of Petrobras	1,557	15,184	1,302	(124)	159	(17,255)	(1,699)	(876)
Non-controlling interests	(158)	(208)	218	−	2	1,540	−	1,394
	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518

Consolidated Income Statement by Segment – 1H-2015

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	60,407	117,990	21,589	308	54,149	−	(100,147)	154,296
Intersegments	58,244	37,353	3,338	292	920	−	(100,147)	−
Third parties	2,163	80,637	18,251	16	53,229	−	−	154,296
Cost of sales	(40,911)	(95,509)	(17,819)	(340)	(49,938)	−	98,193	(106,324)
Gross profit	19,496	22,481	3,770	(32)	4,211	−	(1,954)	47,972
Expenses	(5,176)	(5,104)	(2,026)	(80)	(2,944)	(10,525)	342	(25,513)
Selling expenses	(369)	(3,042)	(110)	(4)	(2,487)	56	346	(5,610)
General and administrative expenses	(642)	(634)	(380)	(51)	(434)	(3,331)	(2)	(5,474)
Exploration costs	(2,403)	−	−	−	−	−	−	(2,403)
Research and development expenses	(448)	(189)	(124)	(17)	(2)	(394)	−	(1,174)
Other taxes	(143)	(250)	(822)	(1)	(59)	(3,438)	−	(4,713)
Other income and expenses, net	(1,171)	(989)	(590)	(7)	38	(3,418)	(2)	(6,139)
Operating income (loss)	14,320	17,377	1,744	(112)	1,267	(10,525)	(1,612)	22,459
Net finance income (expense)	−	−	−	−	−	(11,669)	−	(11,669)
Share of earnings in equity-accounted investments	(99)	487	221	(279)	15	(3)	−	342
Income (loss) before income taxes	14,221	17,864	1,965	(391)	1,282	(22,197)	(1,612)	11,132
Income taxes	(4,869)	(5,908)	(593)	38	(431)	5,519	548	(5,696)
Net income (loss)	9,352	11,956	1,372	(353)	851	(16,678)	(1,064)	5,436
Net income (loss) attributable to:
Shareholders of Petrobras	9,332	11,958	1,225	(353)	849	(16,086)	(1,064)	5,861
Non-controlling interests	20	(2)	147	−	2	(592)	−	(425)
	9,352	11,956	1,372	(353)	851	(16,678)	(1,064)	5,436

Consolidated Income Statement by Segment – 2Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	29,622	55,947	7,760	217	24,218	−	(46,444)	71,320
Intersegments	27,700	16,064	2,100	208	372	−	(46,444)	−
Third parties	1,922	39,883	5,660	9	23,846	−	−	71,320
Cost of sales	(21,598)	(41,866)	(5,614)	(245)	(22,414)	−	43,238	(48,499)
Gross profit	8,024	14,081	2,146	(28)	1,804	−	(3,206)	22,821
Expenses	(5,143)	(3,736)	(1,246)	(19)	(1,537)	(4,079)	123	(15,637)
Selling expenses	(131)	(1,579)	(1,049)	(1)	(1,009)	(41)	120	(3,690)
General and administrative expenses	(314)	(328)	(181)	(20)	(217)	(1,784)	−	(2,844)
Exploration costs	(1,641)	−	−	−	−	−	−	(1,641)
Research and development expenses	(229)	(35)	(11)	−	−	(232)	−	(507)
Other taxes	(59)	6	(220)	(3)	(46)	(124)	−	(446)
Other income and expenses, net	(2,769)	(1,800)	215	5	(265)	(1,898)	3	(6,509)
Operating income (loss)	2,881	10,345	900	(47)	267	(4,079)	(3,083)	7,184
Net finance income (expense)	−	−	−	−	−	(6,061)	−	(6,061)
Share of earnings in equity-accounted investments	107	186	148	(45)	9	(7)	−	398
Income (loss) before income taxes	2,988	10,531	1,048	(92)	276	(10,147)	(3,083)	1,521
Income taxes	(980)	(3,517)	(306)	16	(91)	3,207	1,049	(622)
Net income (loss)	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899
Net income (loss) attributable to:
Shareholders of Petrobras	2,162	7,208	545	(76)	184	(7,619)	(2,034)	370
Non-controlling interests	(154)	(194)	197	−	1	679	−	529
	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899

Consolidated Income Statement by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	23,675	53,085	9,391	228	25,231	−	(41,273)	70,337
Intersegments	22,988	15,557	2,130	219	379	−	(41,273)	−
Third parties	687	37,528	7,261	9	24,852	−	−	70,337
Cost of sales	(20,837)	(39,099)	(7,563)	(248)	(23,291)	−	41,709	(49,329)
Gross profit	2,838	13,986	1,828	(20)	1,940	−	436	21,008
Expenses	(3,611)	(2,491)	(734)	(118)	(1,987)	(3,992)	73	(12,860)
Selling expenses	(167)	(1,762)	(435)	(2)	(1,469)	(8)	92	(3,751)
General and administrative expenses	(341)	(393)	(199)	(23)	(222)	(1,473)	(1)	(2,652)
Exploration costs	(1,147)	−	−	−	−	−	−	(1,147)
Research and development expenses	(209)	(68)	(21)	(2)	−	(203)	−	(503)
Other taxes	(62)	(143)	(170)	(2)	(38)	(127)	−	(542)
Other income and expenses, net	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)
Operating income (loss)	(773)	11,495	1,094	(138)	(47)	(3,992)	509	8,148
Net finance income (expense)	−	−	−	−	−	(8,693)	−	(8,693)
Share of earnings in equity-accounted investments	(99)	375	56	43	7	6	−	388
Income (loss) before income taxes	(872)	11,870	1,150	(95)	(40)	(12,679)	509	(157)
Income taxes	263	(3,908)	(372)	47	16	3,904	(174)	(224)
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net income (loss) attributable to:
Shareholders of Petrobras	(605)	7,976	757	(48)	(25)	(9,636)	335	(1,246)
Non-controlling interests	(4)	(14)	21	−	1	861	−	865
	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)

Other Income (Expenses) by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,943)	(135)	(89)	−	−	(7)	−	(4,174)
(Losses)/gains on legal, administrative and arbitral proceedings	(658)	(153)	(34)	−	(692)	(1,037)	−	(2,574)
Pension and medical benefits	−	−	−	−	−	(2,478)	−	(2,478)
Impairment	(353)	(1,125)	−	−	−	−	−	(1,478)
Voluntary Separation Incentive Plan - PIDV	(565)	(267)	(51)	−	9	(339)	−	(1,213)
Institutional relations and cultural projects	(11)	(9)	(1)	−	(26)	(385)	−	(432)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(70)	(146)	(42)	−	7	16	−	(235)
Operating expenses with thermoeletric plants	−	−	(208)	−	−	−	−	(208)
Health, safety and environment	(36)	(33)	(11)	−	(2)	(75)	−	(157)
Losses on fines	(20)	(54)	(1)	−	−	(67)	−	(142)
Reimbursement of unduly capitalized expenses	−	−	−	−	−	79	−	79
Government Grants	8	53	198	9	−	1	−	269
Ship/Take or Pay Agreements with Gas Distributors	2	−	357	−	−	−	−	359
(Expenditures)/reimbursements from operations in E&P partnerships	1,123	−	−	−	−	−	−	1,123
Others	69	(56)	188	(93)	181	213	(15)	487
	(4,454)	(1,925)	306	(84)	(523)	(4,079)	(15)	(10,774)

Other Income (Expenses) by Segment – 1H-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,212)	(392)	(166)	−	−	(12)	−	(1,782)
(Losses)/gains on legal, administrative and arbitral proceedings	(119)	(193)	12	−	(51)	(388)	−	(739)
Pension and medical benefits	−	−	−	−	−	(1,895)	−	(1,895)
Impairment	(336)	(365)	(585)	−	−	−	−	(1,286)
Voluntary Separation Incentive Plan - PIDV	(21)	(15)	(38)	(3)	1	(5)	−	(81)
Institutional relations and cultural projects	(38)	(34)	(3)	−	(85)	(558)	−	(718)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(84)	257	14	−	9	(7)	−	189
Operating expenses with thermoeletric plants	−	−	(198)	−	−	−	−	(198)
Health, safety and environment	(33)	(29)	(9)	−	(1)	(80)	−	(152)
Losses on fines	(17)	(295)	(6)	−	−	(458)	−	(776)
Reimbursement of unduly capitalized expenses	−	−	−	−	−	157	−	157
Government Grants	8	3	−	−	−	8	−	19
Ship/Take or Pay Agreements with Gas Distributors	(25)	−	311	−	−	−	−	286
(Expenditures)/reimbursements from operations in E&P partnerships	481	−	−	−	−	−	−	481
Others	225	74	78	(4)	165	(180)	(2)	356
	(1,171)	(989)	(590)	(7)	38	(3,418)	(2)	(6,139)

Other Income (Expenses) by Segment – 2Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,964)	(99)	(57)	-	-	(3)	-	(2,123)
(Losses)/gains on legal, administrative and arbitral proceedings	(623)	(118)	(28)	1	(338)	(322)	-	(1,428)
Pension and medical benefits	-	-	-	-	-	(1,239)	-	(1,239)
Impairment	(59)	(1,125)	−	−	−	−	-	(1,184)
Voluntary Separation Incentive Plan - PIDV	(535)	(267)	(75)	−	4	(339)	-	(1,212)
Institutional relations and cultural projects	(4)	(4)	(1)	-	(16)	(169)	-	(194)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(30)	(116)	(3)	(1)	1	16	-	(133)
Operating expenses with thermoeletric plants	−	−	(102)	−	−	−	−	(102)
Health, safety and environment	(18)	(16)	(5)	−	(2)	(37)	-	(78)
Losses on fines	(19)	(40)	(1)	-	-	(28)	-	(88)
Reimbursement of unduly capitalized expenses	-	-	−	-	−	79	-	79
Government Grants	4	31	190	9	-	−	-	234
Ship/Take or Pay Agreements with Gas Distributors	2	−	46	−	−	−	−	48
(Expenditures)/reimbursements from operations in E&P partnerships	577	-	-	-	-	-	-	577
Others	(100)	(46)	251	(4)	86	144	3	334
	(2,769)	(1,800)	215	5	(265)	(1,898)	3	(6,509)

Other Income (Expenses) by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,979)	(36)	(32)	-	-	(4)	-	(2,051)
(Losses)/gains on legal, administrative and arbitral proceedings	(35)	(35)	(6)	(1)	(354)	(715)	-	(1,146)
Pension and medical benefits	-	-	-	-	-	(1,239)	-	(1,239)
Impairment	(294)	−	−	−	−	−	-	(294)
Voluntary Separation Incentive Plan - PIDV	(30)	−	24	−	5	−	-	(1)
Institutional relations and cultural projects	(7)	(5)	−	-	(10)	(216)	-	(238)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(40)	(30)	(39)	1	6	−	-	(102)
Operating expenses with thermoeletric plants	−	−	(106)	−	−	−	−	(106)
Health, safety and environment	(18)	(17)	(6)	−	−	(38)	-	(79)
Losses on fines	(1)	(14)	−	-	-	(39)	-	(54)
Reimbursement of unduly capitalized expenses	−	−	−	−	−	−	−	−
Government Grants	4	22	8	−	-	1	-	35
Ship/Take or Pay Agreements with Gas Distributors	−	−	311	−	−	−	−	311
(Expenditures)/reimbursements from operations in E&P partnerships	546	-	-	-	-	-	-	546
Others	169	(10)	(63)	(89)	95	69	(18)	153
	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)

Consolidated Assets by Segment – 06.30.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	461,429	176,412	68,005	2,283	20,182	107,893	(17,872)	818,332
Current assets	19,366	35,874	5,374	179	8,652	79,578	(16,398)	132,625
Non-current assets	442,063	140,538	62,631	2,104	11,530	28,315	(1,474)	685,707
Long-term receivables	24,275	10,091	3,791	12	3,592	19,424	(1,311)	59,874
Investments	4,915	4,753	1,541	1,737	120	22	−	13,088
Property, plant and equipment	404,637	125,024	56,220	355	7,041	8,052	(163)	601,166
Operating assets	296,030	110,192	50,002	318	5,989	6,590	(163)	468,958
Assets under construction	108,607	14,832	6,218	37	1,052	1,462	−	132,208
Intangible assets	8,236	670	1,079	−	777	817	−	11,579

Consolidated Assets by Segment – 12.31.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135
Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Assets under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	1,399	14,976	1,520	(124)	161	(15,715)	(1,699)	518
Net finance income (expense)	−	−	−	−	−	14,754	−	14,754
Income taxes	717	7,425	678	(63)	75	(7,111)	(875)	846
Depreciation, depletion and amortization	18,579	3,851	1,453	13	292	410	−	24,598
EBITDA	20,695	26,252	3,651	(174)	528	(7,662)	(2,574)	40,716
Share of earnings in equity-accounted investments	(8)	(561)	(204)	2	(16)	1	−	(786)
Impairment losses / (reversals)	353	1,125	−	−	−	−	−	1,478
Adjusted EBITDA*	21,040	26,816	3,447	(172)	512	(7,661)	(2,574)	41,408

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	9,352	11,956	1,372	(353)	851	(16,678)	(1,064)	5,436
Net finance income (expense)	−	−	−	−	−	11,669	−	11,669
Income taxes	4,869	5,908	593	(38)	431	(5,519)	(548)	5,696
Depreciation, depletion and amortization	11,685	3,684	1,455	15	282	423	−	17,544
EBITDA	25,906	21,548	3,420	(376)	1,564	(10,105)	(1,612)	40,345
Share of earnings in equity-accounted investments	99	(487)	(221)	279	(15)	3	−	(342)
Impairment losses / (reversals)	336	365	585	−	−	−	−	1,286
Adjusted EBITDA*	26,341	21,426	3,784	(97)	1,549	(10,102)	(1,612)	41,289

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,008	7,014	742	(76)	185	(6,940)	(2,034)	899
Net finance income (expense)	−	−	−	−	−	6,061	−	6,061
Income taxes	980	3,517	306	(16)	91	(3,207)	(1,049)	622
Depreciation, depletion and amortization	8,923	1,928	739	2	144	213	−	11,949
EBITDA	11,911	12,459	1,787	(90)	420	(3,873)	(3,083)	19,531
Share of earnings in equity-accounted investments	(107)	(186)	(148)	45	(9)	7	−	(398)
Impairment losses / (reversals)	59	1,125	−	−	−	−	−	1,184
Adjusted EBITDA*	11,863	13,398	1,639	(45)	411	(3,866)	(3,083)	20,317

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2016

*

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net finance income (expense)	−	−	−	−	−	8,693	−	8,693
Income taxes	(263)	3,908	372	(47)	(16)	(3,904)	174	224
Depreciation, depletion and amortization	9,656	1,923	714	11	148	197	−	12,649
EBITDA	8,784	13,793	1,864	(84)	108	(3,789)	509	21,185
Share of earnings in equity-accounted investments	99	(375)	(56)	(43)	(7)	(6)	−	(388)
Impairment losses / (reversals)	294	−	−	−	−	−	−	294
Adjusted EBITDA*	9,177	13,418	1,808	(127)	101	(3,795)	509	21,091

* See definitions of Adjusted EBITDA in glossary.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Sum of EBITDA, share of earnings in equity-accounted investments and impairment.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG – Liquified crude oil gas.

LNG – Liquified natural gas.

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

NGL – Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Operating margin - calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin - equals Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel –Aviation fuel.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. The new management model does not provide for the discontinuance of the Company's business, but involves unification activities.

On June 30, 2016, the presentation related to the business segment information reflects the top management assessment related to the performance and the business resources allocation. Due to the adjustments occurred in corporate structure and governance and management model, this presentation may be reevaluated in order to enhance the business management analysis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.